EXHIBIT 99.1

Re:     Debentures Holders’ Meetings

Ramat Gan, Israel – July 4-5, 2018 – Internet Gold – Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD).

Reznik Paz Nevo Trusts Ltd., serving as trustee to the Company’s issued debentures in Israel (the “Trustee”) announced today general meetings of the Company’s debentures’ holders (the “Debentures’ Holders”) for purposes of receiving reports/reviews from the Company and for consultation. The Debentures Holders’ Meetings will take place on Wednesday, July 18, 2018, at 12:00 PM (Israel Time) at the Company’s offices in Ramat Gan, Israel.

On the agenda of the Meetings:

1. Report and review by Company’s Management regarding the current business condition/status, the various alternatives the Company is considering to the sale of shares it holds in B Communications Ltd. (“BCom”), the Company’s projected cash flow and the actions taken to protect the rights of Debentures’ Holders.

2. Report regarding the Trustee’s request to the Company and consultation regarding the possible actions available to the Debentures’ Holders to protect their rights.

3. Discussion of additional matters, to the extent raised by the Debenture Holders or the Trustee.

The record date for participation in the meetings is Wednesday, July 11, 2018.

The Trustee’s request (Item 2 above) was a separate letter in which the Trustee raised certain concerns:

1.	The Company’s current status, according to the Trustee, appears to be at the very least challenging.

2.	The Company has a high outstanding debt towards the Debentures’ Holders. The Company’s main asset is BCom holding Bezeq The Israel Telecommunications Corporation Ltd.. The chain structure and the high leverage mean that the Company must rely on the subsidiaries to service its debt and redeem the debentures but the share prices of the underlying assets had materially suffered in recent months. The Company experienced credit ratings’ decreases as well.

3.	The letter then discusses the recent negotiations for the sale of BCom shares by the Company (as previously reported), the relationship with the Company’s controlling shareholders and the subsequent nomination of new directors to the Company (as previously reported). It asks and emphasizes that the new directors must take into account their duties of care and loyalty to act for the benefit of the Debentures’ Holders, especially in light of the economic conditions, and that new directors must not be beholden to the controlling shareholders, but rather be loyal to the interests of the Debentures’ Holders. The new Board according to the letter must not make any radical changes to its structure or activities which will materially harm its current obligations towards the Debentures’ Holders.

This report on 6-K constitutes a short summary translation of the Report published in Israel. The Hebrew version was submitted to the relevant authorities pursuant to Israeli law, it is viewable on https://maya.tase.co.il and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.